RECEIVED
2007 APR -5 A 8:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOSTER'S GROUP

ASX RELEASE

07022282

The following release was made to the ASX Limited today:

SUPPL

"Share Buy-Back Market Price"

Released: 5 April 2007

Pages: 2
(including this page)

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
kerry.macnab@fostersgroup.com or
Ph: +61 3 9633 2072

dw 4/6

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S GROUP

5 April 2007

FOSTER'S SHARE BUY-BACK MARKET PRICE

On 20 February 2007, Foster's Group Limited (Foster's) announced its intention to return up to $400 million to shareholders through an off-market share buy-back.

Shareholders were invited to tender some or all of their shares, at discounts of between 5% and 14% inclusive to the market price[1] or as a final price tender, by 7:00pm (Melbourne Time) today.

The market price[1] for the buy-back has been determined to be $6.8650.

For the range of tender discounts set out in the Buy-Back Booklet the equivalent buy-back prices are as follows:

Tender Discount	Equivalent Buy-Back Price
14%	$5.90
13%	$5.97
12%	$6.04
11%	$6.11
10%	$6.18
9%	$6.25
8%	$6.32
7%	$6.38
6%	$6.45
5%	$6.52

Results of the share buy-back tender, including the buy-back discount, the buy-back price, and scale-back (if any), are expected to be announced on 10 April 2007.

For further information regarding the Tender process, please consult the Share Buy-Back Tender booklet, available from www.fostersgroup.com or contact the Foster's Share Buy-Back information line on 1300 738 809 (within Australia) or +61 3 9415 4370 (from overseas).

1 Volume weighted average price of Foster's ordinary shares on the Australian Securities Exchange over the five trading days up to and including 5 April 2007, excluding certain trades considered to be not 'at market' trades.

Further Information

Media

Troy Hey
Tel: + 61 3 9633 2085
Mob: +61 409 709 126

Investors

Ian Betts
Tel: +61 3 9633 2273
Mob: + 61 400 532 466

RECEIVED
2007 APR -5 A 8:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Appendix 3B – DRP Allotment"

Released: 4 April 2007

SUPPL

Pages: 8
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
kerry.macnab@fostersgroup.com or
Ph: +61 3 9633 2105

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Foster's Group Limited

ABN

49 007 620 886

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,395,373
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Rank Equally
5	Issue price or consideration	$6.26 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the Dividend Reinvestment Plan to participants in the Plan at the record date for the 2007 Interim Dividend
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 April 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*Including* the securities in clause 2 if applicable)	2,038,645,879	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	786,510	Partly Paid Ordinary Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary Dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 April 2007
Assistant Company Secretary

Print name: Robert Keith Dudfield

== == == == ==

END